Grupo Melo, S.A.



Apartado Postal 333
Panamá 1, Panamá


02042627

Vía España 2313 - Río Abajo
Teléfono: 221-0033
Fax: 224-2311

July 09, 2002

Securities an Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9)
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Grupo Melo, S. A.
File N0. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g32 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S. A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (i):

1. Audited Consolidated Financial Statements of Grupo Melo, S. A., year ended on December 31, 2001 and 2000 and its Annual Update Report.
2. Consolidated Financial Statements of Grupo Melo, S.A., for the three months ended March 31, 2001 and its Quarter Update Report.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6978 or 221-0358

Sincerely yours,

Eduardo Jaspe L.
Grupo Melo and Subsidiaries
Director of Credit and Finance

Enclosures
c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)
Lucia Dumeng
(The Bank of New York)

dlw 7/16


SEC MAIL PROCESSING
RECEIVED
JUL 1 2 2002
WASH, D.C. 165 SECTION

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

IN-T FORM
QUARTERLY UPDATE REPORT*

Quarter ended as of March 31, 2002

GRUPO MELO, S.A.

REGISTERED SECURITIES: COMMON SHARES

ADDRESS: VIA ESPAÑA 2313, RIO ABAJO

TELEPHONE 221-0033 FAX 224-2311

E-MAIL: dirfinanzas@grupomelo.com

Grupo Melo, S.A. is a corporation exclusively dedicated to the holding of shares of the corporations that comprise the conglomerate of companies called Grupo Melo. In Grupo Melo exists a holding of pyramidal shares in which the corporation Grupo Melo, S.A. is the holding company of the mother shares. Grupo Melo, S.A. and subsidiaries (from now on, called "Grupo Melo") is a conglomerate of companies currently comprised by 44 corporations grouped in 7 divisions that cover production, processing, distribution and real-estate sale duties and as such, its results depend of the operations of these 7 DIVISIONS.

I PART

ANALYSIS OF THE FINANCIAL AND OPERATIONAL RESULTS

A. Liquidity

The current assets (cash, deposits in banks, accounts receivables, inventory and prepaid expenses) of Grupo Melo and Subsidiaries represent 39.51% of the total assets as of March 31, 2002 in comparison to 39.10% as of December 31, 2000. This increase in current assets mainly results from the increase in the documents and accounts receivables of 2.88%, increase in inventory of 2.24% and in the prepaid expenses of 20.25%. These increases and the slight drop in cash causes an increase in the net total in current asset of 1.73%

* This document has been prepared with the knowledge that its contents will be placed at the disposal of the investing shareholder and public in general.

In this first quarter of 2002 was executed a bridge financing for the anticipated reduction of Bonds of Altos de Vistamares, S.A. for US$3 million that resulted in a growth of the current liabilities in larger proportion than the current assets. The circulating value as of the closing of the first quarter of 2002 was of 0.98, under the current stock with which 2001 in 1.07. This issuance of bonds of US$3MM (Three Million Dollars) was utilized in the cancellation of the long term debt of the Real estate division as part of a plan of the Board of Directors of optimizing the financial expense of securities that the Group has in the market.

As of March 31, 2002, the total assets of Grupo Melo increased when compared to December 31, 2001 in 0.67% and in 1.40% against march, 2001, essentially in the ratio of prepaid expenses corresponding to the annual payment of taxes, patents and insurance, apart from the execution of the investment budget, especially in the Divisions of Real Estate, Food and Machinery which motivated the increase in the accounts receivables in 12.64%, inventories in 2.24%, properties for sale in 3.30% and 20.25% in the prepaid expenses.

B. Capital Resources

As of March 31, 2002 the total liabilities of Grupo Melo and Subsidiaries increased 1.83% against the closing of December 2001. This increase was caused mainly by the net increase in the debt of 0.82% or US$547thou in documents and accounts payable in 6.60% whose utilization is mainly reflected in the increase of properties for sale in 3.30%, in the increase in prepaid expenses in 20.25% and in the growth of 2.24% of the inventory.

The increase in the documents and accounts receivables is mainly caused due to the increase in consolidated sales of the group that as of the closing of this quarter of 2002 was 3.06% greater than 2001, mainly in the Divisions of Real estate, Food and machinery.

As of the closing of the first quarter 2002 the equity of the Group dropped 0.36% as percentage of total assets. This drop in equity against the closing of 2001 is due to the payment of dividend and capitalization of the results of the exercise. The debt/capital ratio is 2.24 times in comparison to the closing of 2001 of 2.15.

C. Operational Results

The total accumulated income for the Group and Subsidiaries was of 27.249 million as of March 31, 2002 that represents an increase of 3.06% compared to the same period in 2001. Nonetheless, the consolidated earnings of Grupo Melo where mainly affected due to the drop in prices of poultry products (chicken and eggs). The poultry products have a cyclical behavior that typically reaches low levels during the first months of the year. This is because the summer climate favors the production and growth of birds creating an overproduction, apart form

incentivating the entry of new producers due to the higher prices of the end of the year. During the second semester of the year, the market rectifies its prices, rationalizes production and enables to generate adequate earnings.

The aforementioned statement is also applied to the drop in the gross margin of 52.04% as of March 31, 2001 to 51.83% as of March 31, 2001 and for that of the operative margin of 6.54% as of the closing of the first quarter of 2001 to 4.26% as of the closing of March, 2002. Grupo Melo maintains its expense control program resulting that for this first quarter they be less as sales percentage against the closing of March 2001 and despite that its absolute value registered an increase of 2.58%, due to the fact that some expenses cannot adequate to the sales level.

The percentage reduction in the financial expenses and of interests of 16.84%, in comparison to the same period of 2001 is mainly due to the reduction in the international rates despite the net increase in total debt of 5.82%. Nevertheless, the earnings margin dropped against the same period of 2001 from –0.21% to –1.24% mainly caused by the increase in costs and general and administrative expenses produced by the Food Division and Real estate Division of the Group whose costs and expenses have increased as a result of the policy of introduction to the market of its new products and services.

D. Analysis of Perspectives

The Stores Division, comprised by Almacenes Home Center, Almacenes Agropecuarios, Centros Pet & Garden, Comasa and Distribuidora Cartago have among their expansion plans of its facilities by means of the creation of new and strategic sales facilities. In this first quarter, the Stores Division opened three Agricultural stores located in Aguadulce, Las Tablas and Vía Brasil. It currently continues its expansion plans and price improvement in accordance to the needs of its clients.

In the Foods Division, the Value Added Plant has started exports to Colombia for the retail and institutional market. The sales to fast food chains in Panama continue as well as the products with brand name Tyson. Through the Plant, Embutidos y Conservas de Pollo, S.A. foresees exports in this first quarter to Costa Rica and Nicaragua. Moreover, it continues the steps to export to other countries.

The Real Estate Division continues the promotion of its project Altos del María ensuring sale of properties.

The Lumber Division continues making large efforts to open markets in the U.S., Puerto Rico and the Dominican Republic. Moreover, it is reinforcing the domestic sales with potential clients.

II PART
FINANCIAL SUMMARY
GRUPO MELO AND SUBSIDIARIES
(in thousand of balboas)

A. Presentation applicable to issuers of the commercial and industrial sector:

FINANCIAL SITUATION STATEMENT	QUARTER AS OF 31/03/02	QUARTER AS OF 31/12/01	QUARTER AS OF 30/09/01	QUARTER AS OF 30/06/01
Total sales or income	27,249	111,675	82,836	52,423
Operational Margin	4.26%	6.15%	6.71%	7.09%
General and Administrative Expenses	13,018	51,010	37,753	25,111
Earning or Net Loss	-339	925	833	334
Issued and circulating stock	2,328,314	2,328,314	2,328,314	2,328,314
Earning or Loss per share	-$0.146	$0.397	$0.358	$0.143
Depreciation and Amortization	1,405	5,872	4,217	2,867
Non Recurring Losses	0	0	0	0

GENERAL BALANCE	QUARTER AS OF 31/03/02	QUARTER AS OF 31/12/01	QUARTER AS OF 30/09/01	QUARTER AS OF 30/06/01
Circulating Asset	48,408	47,583	48,530	50,950
Total Assets	122,535	121,720	122,263	124,379
Circulating Liability	49,259	44,304	45,991	47,937
Long-Term Debt	35,216	38,674	37,584	38,269
Preferred Shares	0	0	0	0
Paid Capital	20,892	20,892	21,291	21,324
Retained Earnings	17,123	17,834	17,340	16,808
Total Equity	37,875	38,586	38,491	37,992
FINANCIAL RATIOS				
Dividend/Share	$0.16	$0.27	$0.27	$0.27
Total Debt/Equity	2.24	2.15	2.18	2.27
Working Capital	-851	3,279	2,539	3,013
Current Ratio	0.98	1.07	1.06	1.06
Operational Income / Financial Expenses	0.78	1.12	1.21	1.11

III PART
FINANCIAL STATEMENTS

THEY ARE ATTACHED TO THE FOREGOING REPORT

IV PART
RELEASE

The release means by means of which Grupo Melo, S.A. will release the Current Quarterly Report is the Webpage of Grupo Melo: www.grupomelo.com.pa as of may 31, 2002.

Legal Representative

Laury M. de Alfaro
Vice-president

GENERAL INFORMATION

Dignitaries
Arturo D. Melo S. (President)
Arturo D. Melo K. (Vicepresident – Secretary)
Eudoro Jaen (Vicepresident – Treasurer)
Federico F. Melo K. (Vicepresident)

Company Secretary
Arturo D. Melo K.

Registered Office
Via España 2313, Rio Abajo

Lawyers
Rivera, Bolivar y Castañeda
Infante, Garrido y Garrido
Vergara, Anguizola y Asociados

Banks and Financial Institutions
Primer Banco del Istmo, S. A.
The Bank of Nova Scotia
Banco Continental de Panama, S. A.
Banco Atlantico Panama
Banco de Latinoamerica, S. A.
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica
BNP Paribas
Lloyds TBS Bank PLC
HSBC Bank
Banco Internacional de Panama, S. A.
BAC International Bank
Banco Bilbao Vizcaya Argentaria (Panama), S. A.
Credicorp Bank, S. A.
Universal Trade and Finance
Corporacion Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

AUDITORS' REPORT

The Board of Directors and Shareholders
Grupo Melo, S. A.

We have reviewed the general balance sheets consolidated and the consolidated states of capital of Grupo Melo, S.A., to the 31 of March of 2002 and 31 of December of 2001, the connected states consolidated of results and cash flow, for the three finished months the 31 of March of 2002 and 2001 in acordance with International Accounting Standards. All information including the financial statements is representation of the management of Grupo Melo, S.A..

A revision mainly consists of investigations to the personnel of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in acordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express such opinion.

Based on our revisions, we have not had knowledge of any relatively important modifications that they were due to do to the financial statements that are accompanied in acordance with the International Accounting Standards.

Rafael Degracia
CPA 573

March 8, 2002
Panama, Republic of Panama

(In thousand of dollars)

CONSOLIDATED BALANCE SHEETS

	Notes	March 2002	December 2001
ASSETS			
Current Assets			
Cash and cash equivalents	3	**B/. 2,693**	B/.3,433
Notes and trade receivable, net	4, 5	**16,465**	15,984
Loans receivable, net	6, 7	**331**	342
Inventories	8	**25,768**	25,205
Prepaid income tax		**833**	791
Severance fund		**1,381**	1,351
Prepaid expenses		**937**	478
		48,408	47,584
Non-Current Assets			
Time deposits			
Notes receivable, net of current portion		**4,883**	4,449
Deferred income tax	14	**700**	700
Parceled land for sale		**8,277**	8,012
Investment, at equity	9	**1,668**	1,668
Properties, equipment and improvements, net	10	**54,398**	55,243
Reforestation costs		**1,706**	1,706
Other assets		**2,495**	2,358
		74,127	74,136
TOTAL ASSETS		**B/. 122,535**	B/. 121,720

(In thousand of dollars)

	Notes	March 2002	December 2001
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Interest-bearing loans and borrowings	12, 13	**B/. 31,141**	B/.27,136
Notes and accounts payable - trade		**14,180**	13,303
Reserve for seniority premium		**2,316**	2,320
Accrued expenses and other liabilities	11	**1,622**	1,545
		49,259	44,304
Non-Current Liabilities			
Interest-bearing loans and borrowings	13	**35,216**	38,674
Clients deposits		**105**	87
Minority interest		**80**	69
		35,401	38,830
Commitments and contingency	18		
Shareholders' Equity			
Issued capital (common stock, no par value; authorized shares: 2,500,000; issued and outstanding shares: 2,328,314)		**20,892**	20,892
Retained earnings		**17,123**	17,834
Deemed dividend tax		**(140)**	(140)
Total Shareholders' Equity		**37,875**	38,586
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/.122,535**	B/.121,720

The accounting policies and explanatory notes on pages 9 through 25 form an integral part of the financial statements.

(In thousand of dollars)

CONSOLIDATED STATEMENTS OF INCOME

	Notes	Quarterly Ended March 31 2002	2001
Revenue			
Net sales		**B/.27,056**	B/.26,224
Interest income		**116**	171
Other income		**77**	45
Total revenue		**27,249**	26,440
Cost and expenses			
Cost of sales		**13,069**	12,019
General and administrative expenses	17	**11,613**	11,262
Depreciation and amortization	10	**1,405**	1,429
Interest and financial charges		**1,491**	1,793
Total cost and expenses		**27,578**	26,503
Loss before minority interest	14	**(329)**	(63)
Minority interest		**(10)**	7
Net Loss		**B/. (339)**	B/. (56)
Basic earnings per share		**B/. (0.145)**	B/. (0.024)

The accounting policies and explanatory notes on pages 9 through 25 form an integral part of the financial statements.

(In thousand of dollars)

CONSOLIDATED STATEMENTS OF CAPITAL

	Note	March	December	Shares	
		2002	2001	**2002**	2001
Issued capital[1]					
Common stock at no par value					
Balance, beginning of year		**B/.20,892**	B/.20,126	**2,328,314**	2,328,314
Capitalized earnings		**-**	766		
Balance, end of year		**20,892**	20,892	**2,328,314**	2,328,314
Retained earnings					
Balance, beginning of year		**17,834**	18,293		
Dividends paid	15	**(372)**	(618)		
Capitalized earnings		**-**	(766)		
Net income		**(339)**	925		
Balance, end of year		**17,123**	17,834		
Deemed dividend tax					
Balance, beginning of year		**(140)**	(141)		
Decrease		**-**	1		
Balance, end of year		**(140)**	(140)		
Total capital and shares		**B/.37,875**	B/.38,586	**2,328,314**	2,328,314

[1] The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restriction.

The accounting policies and explanatory notes on pages 9 through 25 form an integral part of the financial statements.

(In thousand of dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Quarterly Ended March 31	
	Notes	2002	2001
Cash flows from operating activities			
Loss before minoritary interest		**B/. (329)**	B/. (63)
Adjustments for:			
Depreciation and amortization	10	**1,405**	1,429
Allowance for doubtful accounts	5	**117**	91
Reserve for seniority premium		**44**	76
Interests paid		**1,491**	1,793
Interests earned		**(116)**	(171)
Operating results before changes in working capital		**2,612**	3,155
Notes and trade receivable		**(598)**	1,409
Loans receivable		**11**	(8)
Inventories		**(563)**	618
Prepaid expenses		**(459)**	(652)
Notes and accounts payable - trade		**877**	(3,388)
Accrued expenses and other liabilities		**77**	(231)
Seniority premium paid		**(48)**	(103)
Clients deposits		**18**	47
Cash proceeds from operations		**1,927**	847
Interests paid		**(1,491)**	(1,793)
Interests earned		**116**	171
Income tax paid		**(42)**	-
Net cash flows from operating activities		**510**	(775)
Cash flows from investing activities			
Severance fund		**(30)**	61
Time deposits		**-**	500
Investment, at equity		**-**	(68)
Investment			
Purchase of properties, equipment and improvements, net of disposals		**(560)**	(3,251)
Parceled land for sale		**(266)**	8
Net cash flows used in investing activities		**(856)**	(2,750)

(In thousand of dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

	Note	Quarterly Ended March 31	
		2002	2001
Cash flows from financing activities			
Notes receivable, net of current portion		**B/. (434)**	B/. (235)
Other assets		**(136)**	(41)
Loans payments and leasing obligations		**(9,597)**	(14,455)
Proceeds from loans and leasing obligations		**10,144**	16,433
Issuance of bonds		**3,000**	-
Redemption of bonds		**(3,000)**	-
Dividends paid	15	**(372)**	(431)
Minority interest		**1**	7
Net cash flows from financing activities		**(394)**	1,278
Net (decrease) increase in cash and cash equivalents		**(740)**	(2,247)
Cash and cash equivalents at beginning of year		**3,433**	4,980
Cash and cash equivalents at end of year		**B/. 2,693**	B/. 2,733

The accounting policies and explanatory notes on pages 9 through 25 form an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Grupo Melo, S. A. is the holding company of a conglomerate which are grouped in divisions with various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agriculture and industrial machinery, vehicles and related equipment; processing, sale of wood and construction material; fast food restaurant chain, processing of chicken and preparation of food, real estate and reforestation. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pionner Seed Co.

The office of Grupo Melo, S. A. is located at Via España #2313, Rio Abajo.

At March 31, 2002 and December 31, 2001 the Group had 2,965 and 2,803 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Standards issued by the International Accounting Standards Committee (IASC) and interpretations issued by the Standing Interpretations Committee of the IASC.

The consolidated financial statements have been prepared on a historical cost basis and are stated in balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the dollar ($) of the United States of North America.

Principles of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries, after the elimination of all material intercompany transactions.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Minority interest principally represents the interest in Ali Melo, S. A. and Industrial Maderera, S. A., not held by the Group.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Use of estimates

The preparation of the consolidated financial statements in accordance with International Accounting Standards requires management to record several estimates and assumptions related with the presentation of assets, liabilities and contingent liabilities. The final balances might differ from these estimates. The estimates particularly susceptible to significant changes are those related with the allowance for uncollectible accounts and the allowance for slow moving inventory.

Manufacturing tax incentives

Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Maderas y Materiales de Construccion, S. A., Industria Nacional de Maderas, S. A., Empolladora Panama, S. A., and Embutidos y Conservas de Pollos, S. A. were granted by means of their registration in the Official Registrar of the National Industry, the industrial incentives for the advancement and development of the local industries and exports, forseed in Law No.3 of March 20th, 1986. The Companies signed the Official Registrar of the National Industry in 1991 for a period of ten years, due in 2000. Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Empolladora Panama, S. A. and Embutidos y Conservas de Pollos, S. A. were granted an extension of 10 years due in 2010 and Maderas y Materiales de Construcción, S. A. due in 2009.

Among the benefits and incentives granted to the Companies, are the following:

a) Three percent tax on imports of all machinery, equipment, spare parts and accessories, raw material, semi-finished products, containers, fuel and lubricants.

b) Exemption of income tax, on reinvested profits for plant expansion or to produce new products.

c) Loss carry forward to be applied from taxable income during the three years following the period in which they were incurred.

Cash and cash equivalents

Cash on hand and in banks, which are held to maturity, are carried at cost.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Notes and trade receivable

Trade receivable, which generally has 30-90 day terms, is recognized and carried at original invoice amount less an allowance for any uncollectible amounts. By an evaluation of accounts receivable, management increases the allowance for doubtful accounts through a charge to operations. Accounts determined to be uncollectible are charged against the allowance.

Allowance for doubtful loans

By an evaluation of loans receivable, management increases the allowance for doubtful loans through a charge to operations. Accounts determined to be uncollectible are charged against the allowance.

Inventories

The inventories are carried at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods and work-in-progress	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for slow moving inventory

By an evaluation of the inventory turnover, management estimates the allowance for slow moving inventory through a charge to operations. Each year inventories determined to have slow turnover are charged against the allowance.

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of the cause, a seniority premium and indemnity in cases of unjustified dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid.

(In thousand of dollars)

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting and is carried in the balance sheet at the lower of the equity-accounted amount and the recoverable amount, and the pro-rata share of income (loss) of associates is included in income. The Group's investment in associates consist of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Endicott International Ltd., 50% ownership interest in Compañia Ulises, S. A., 50% ownership interest in Bulk Cargo, S. A. and a 16% ownership interest in Comercializadora Regional Centroamericana, Inc.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset (30 - 40 years for building and improvements, 3 - 16 years for machinery and equipment). The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Forest investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestation costs, as well as handling and current and administrative expenses incurred in the operation and maintenance of reforestation.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received and including acquisition charges associated with the loans.

After initial recognition, all interest-bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Deferred income tax

Deferred income tax arises because of time differences resulting from income and expenses recorded in financial accounting and those reported for the purposes of income tax calculation.

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses before recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or subsequently enacted at the balance sheet date.

Leases

Finance leases, which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term and disclosed as leased properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Company. As equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Income recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Rendering of services

Revenue is recognized only to the extent of the expenses recognized which are recoverable.

Interest

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset) unless collectibility is in doubt.

Commission

Commission income is recognized over a proportional base during loan existence.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents were as follows as of March 31:

		March 2002		December 2001
Cash on hand	**B/.**	**61**	B/.	385
Cash on banks:				
Checking accounts		**2,632**		3,048
	B/.	**2,693**	B/.	3,433

(In thousand of dollars)

NOTES continued

4. NOTES AND TRADE RECEIVABLE, NET

Notes and trade receivable were comprised of the following as of March 31:

	March 2002	December 2001
Current portion of notes receivable	**B/. 4,077**	B/. 3,634
Trade receivable	**11,660**	11,653
Allowance for doubtful accounts	**(577)**	(567)
	15,160	14,720
Accounts receivable - other:		
Employees	**111**	129
Other	**1,194**	1,135
	B/. 16,465	B/. 15,984

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The following is an analysis of the allowance for doubtful accounts as of March 31:

	March 2002	December 2001
Balance, beginning of year	**B/. 567**	B/. 681
Additions	**117**	289
Write-offs	**(107)**	(403)
Balance, end of year	**B/. 577**	B/. 567

6. LOANS RECEIVABLE, NET

A detail of loans receivable at March 31, is as follows:

	March 2002	December 2001
Automobile financing	B/. 717	B/. 982
Personal loans	127	229
Commercial loans	246	293
	1,090	1,504
Allowance for doubtful loans	(548)	(812)
	542	692
Deferred interest	(211)	(294)
Deferred commissions	-	(56)
	B/. 331	B/. 342

(In thousand of dollars)

NOTES continued

7. ALLOWANCE FOR DOUBTFUL LOANS

The following is an analysis of the allowance for doubtful loans at March 31:

	March 2002	December 2001
Balance, beginning of year	**B/. 812**	B/. 1,890
Write offs	**(264)**	(1,078)
Balance, end of year	**B/. 548**	B/. 812

8. INVENTORIES

At March 31 inventories are detailed as follows:

	March 2002	December 2001
Goods and materials	**B/. 12,491**	B/. 12,603
Machinery and equipment	**922**	1,246
Automobiles and spare parts	**2,825**	2,339
Poultry, eggs and food	**7,769**	6,804
Other (tires and batteries)	**500**	1,488
	24,507	24,480
Inventory in transit	**1,261**	725
	B/. 25,768	B/. 25,205

(In thousand of dollars)

NOTES continued

9. INVESTMENT, AT EQUITY

At March 31, investments were as follows:

	% of Participation	Cost	Participation	March 2002	December 2001
Procesadora Moderna, S. A.	**50%**	**B/.1,849**	**B/.(849)**	**B/. 1,000**	B/.1,000
Endicott International Ltd.	**50%**	**240**		**240**	240
Compañia Ulises, S. A.	**50%**	**135**	**(7)**	**128**	128
Panama Grain Terminal, S. A.	**25%**	**100**	**-**	**100**	100
Bulk Cargo, S. A.	**50%**	**37**	**34**	**71**	71
Comercializadora Regional Centroamericana, S. A.	**16%**	**50**	**(10)**	**40**	40
		2,411	**(832)**	**1,579**	1,579
Otras inversiones		**89**		**89**	89
		B/.2,500	**B/.(832)**	**B/. 1,668**	B/.1,668

The Group has not been able to obtain the financial statements of Endicott International Ltd. as of March 31, 2002. Due to this fact, the investment is presented at cost. Since Endicott International Ltd. began operations in year 2001, the results have no relative significance on the Group's operations taken as a whole.

The investment in Panama Grain Terminal, S. A. is presented at cost, because the company had no operations at March 31, 2002.

(In thousand of dollars)

NOTES continued

10. PROPERTIES, EQUIPMENT AND IMPROVEMENTS, NET

An analysis of properties, equipment and improvements at March 31 and December 31, is the following:

	Properties		Machinery and Equipment		Leased Equipment		Construction in Progress		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Balance at beginning of year, net of accumulated depreciation and amortization	**B/. 31,505**	B/. 26,408	**B/. 21,969**	B/. 17,136	**B/. 548**	B/. 1,472	**B/. 1,221**	B/. 6,187	**B/. 55,243**	B/. 51,203
Additions	**99**	-	**492**	1915	**96**	162	**188**	8,062	**875**	10,139
Reclassifications	**(83)**	6,767	**(391)**	6,261	**99**	-	**375**	(13,028)	**-**	-
Disposals	**(151)**	(268)	**(201)**	(126)	**-**	(12)	**(32)**		**(384)**	(406)
Disposals depreciation	**36**	76	**18**	97	**15**	6	**-**	-	**69**	179
Depreciation	**(347)**	(1478)	**(853)**	(3,314)	**(205)**	(1,080)	**-**	-	**(1,405)**	(5,872)
Balance at end of year, net of accumulated depreciation and amortization	**B/. 31,059**	B/. 31,505	**B/. 21,034**	B/. 21,969	**B/. 553**	B/. 548	**B/. 1,752**	B/. 1,221	**B/. 54,398**	B/. 55,243
Properties, equipment and improvements, at cost	**B/. 42,444**	B/. 42,539	**B/. 51,271**	B/. 50,851	**B/. 5,034**	B/. 5,444	**B/. 1,752**	B/. 1,221	**B/. 100,501**	B/. 100,055
Accumulated depreciation and amortization	**(11,385)**	(11,034)	**(30,237)**	(28,882)	**(4,481)**	(4,896)	**-**	-	**(46,103)**	(44,812)
Net carrying amount	**B/. 31,059**	B/. 31,505	**B/. 21,034**	B/. 21,969	**B/. 553**	B/. 548	**B/. 1,752**	B/. 1,221	**B/. 54,398**	B/. 55,243

Several properties guarantee credit agreements of the Group's companies. (Notes 12 and 13)

(In thousand of dollars)

NOTES continued

11. ACCRUED EXPENSES AND OTHER LIABILITIES

The following is a detail of accrued expenses and other liabilities at March 31:

	March 2002	December 2001
Reserve for vacations	**B/. 430**	B/. 453
Income tax and social security	**355**	453
Construction deposits	**-**	146
XIII month	**436**	105
Managers' participation	**31**	93
Interests payable	**182**	156
Payroll deductions and other	**188**	139
	B/. 1,622	**B/. 1,545**

12. CREDIT AGREEMENTS

The Group has agreements for short-term credit lines with seventeen banks up to B/.39,900 as per agreed upon contractual clauses. Those agreements do not have maturity dates and may be reviewed and renewed on a yearly basis. As of March 31, 2002, the unused portion of the credit lines was B/. 16,321.
The credit agreements entail the following conditions:

- Mortgage and anticresis over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39570, 39728, 33382, 33151, 52515 and 41088. Additionally, properties 40371, 4038, 40391, and others where the plant Manuel E. Melo is located.

- Dividends and/or loans to shareholders are allowed up to 40% of yearly net earnings as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

(In thousand of dollars)

NOTES continued

13. INTEREST - BEARING LOANS AND BORROWINGS

At December 31, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	Maturities	March 2002	December 2001
Short - term				
Overdraft and bank loans	7.5-11%	2002	**B/. 23,579**	B/.18,917
Mortgages	7-12%	2002	**2,651**	6,216
Capital lease agreements	10.5-11%	2002	**448**	543
Bonds	8.5-10%	2002	**4,463**	1,460
			B/.31,141	B/.27,136

	Interest	Maturities	March 2002	December 2001
Long - term				
Mortgages	7-12%	2009	**B/. 9,701**	B/. 10,329
Capital lease agreements	10.5-11%	2003	**244**	98
Bonds	8.5-10%	2007	**25,271**	28,247
			B/. 35,216	B/.38,674

Mortgages

Mortgages have the following guarantees:

- Mortgage and anticresis over properties 1897, 11259, 11415, 11962, 27279, 32498, 15005, 53454, 83928, 34986, 37133, 11457, 8546, 6955, 5701, 3314, 3381, 3382, 105310, 39226 45897, 111084, 123987 and 143675.
- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

NOTES continued

13. INTEREST - BEARING LOANS AND BORROWINGS continued

Bonds

Current issuances are supported by the general credit of issuers, a trust fund established by negotiable documents and joint guaranty of Grupo Melo, S. A.

Interest paid

Interest payments of loans, leasing contracts and bonds were B/.1,491 and B/.1,793 in 2002 and 2001, respectively.

(In thousand of dollars)

NOTES continued

14. TAX

Deferred tax assets

Deferred taxes at March 31 related to the following:

	Computation Basis	**March 2002**	December 2001
Seniority premium	B/. 1,100	**B/. 330**	B/. 330
Carryforward losses	1,232	**370**	370
	B/. 2,332	**B/. 700**	B/. 700

Deferred income tax

The Group recognizes income tax according to International Accounting Standard 12 (IAS 12) "Income Taxes".

The Group computed deferred tax asset for the amount of B/.700 at March 31, 2002. Theses balances are mainly the result of reserve for seniority premium prior to 1993 and current period's loss of Maderas y Materiales de Construccion, S. A. which will be available to apply against future income taxes. This provision is estimated on the basis mentioned above of B/.2,332 at March 31, 2002. According to tax regulations, in the case of seniority premium, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

According to IAS 12, the future use of carryforward losses must be certain before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2001.

NOTES continued

15. DIVIDENDS PAID

During year 2002, dividends of B/.0.16 per ordinary share (totaling B/.372) were declared and paid.

During year 2001, dividends of B/.0.27 per ordinary share (totaling B/.618) were declared and paid.

(In thousand of dollars)

NOTES continued

17. GENERAL AND ADMINISTRATIVE EXPENSES

The following is a detail of general and administrative expenses for the Quaterly ended March 31:

	March 2002	December 2001
Salaries, commissions and prizes	**B/. 3,678**	B/. 3,564
Payroll taxes	**1,344**	1,269
Employees participation in earnings	**9**	50
Travel, allowance and transportation	**189**	163
Legal and professional fees	**355**	283
Insurance	**115**	107
Rent	**420**	435
Electricity, telephone and water	**854**	757
Repair and maintenance	**586**	474
Cleaning	**239**	262
Inventory	**4**	2
Packaging, bags and paper	**546**	625
Office expenses	**166**	140
Stamps and sealed paper	**57**	61
Taxes	**267**	273
Bad debts	**128**	128
Delivery, freight and transport	**462**	525
Fumigation and medical expenses	**261**	192
Advertising	**277**	211
Bank charges	**83**	74
Gas and lubricants	**424**	512
Vehicle maintenance and spare parts	**276**	329
Supply and materials	**129**	103
Breeds	**113**	72
Sales Tax	**98**	77
Selling expenses	**283**	262
Employee benefits	**212**	205
Equipment rent	**31**	42
Miscellaneous	**330**	281
Expenses transferable to cost	**(323)**	(216)
	B/. 11,613	B/. 11,262

(In thousand of dollars)

NOTES continued

18. COMMITMENTS AND CONTINGENCY

Commitments and contingency are detailed as follows:

Capital lease obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments and are as follows:

	March 2002	December 2001
Within one year	**B/. 448**	B/. 543
After one year but not more than five years	**244**	98
	B/.692	B/. 641

Technology License and Technical Assistance Agreement

Grupo Melo, S. A. signed a Technology License and Technical Assistance Agreement with Tyson Foods, Inc. with the following contract obligations:

1. Effective for a ten-year period starting on October 1, 1998 can be renewed automatically, unless one of the parties notifies the intention to negotiate thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of net sales of licensed products with an anual minimum payment of B/.200,000.

Contingency

Pavensa Overseas, S. A. filed a civil complaint against Grupo Melo, S. A., Construcciones Campestres, S. A., Cultivos Tecnicos de Panama, S. A., Edificaciones y Materiales, S. A. and Altos del Maria, S. A. in a plenary action of large claim before the 13th Civil Court of the First Judicial District, for supposed damages including detriment, loss of profits, moral, social and commercial damages, etc. The civil complaint is based on several irregularities and deficiencies noted and evidenced due to a pretended termination or fulfillment of a construction agreement to build a house. The amount of the claim is for Five Hundred Thousand Balboas (B/.500,000) plus interest, costs and expenses incurred during the proceedings. The current state of the case is awaiting verdict from the judgement of the first instance. The Group considers that, either in a court decision or by means of an out of court settlement, this case will represent for the defendant a payment in lieu of the repairs and expenses incurred by the plaintiff. In spite of the aforementioned, the total amount of the claim is temerarious and will not be technically possible to evidence as to the full amount pretended by the plaintiff.

Antonio Paredes Villegas filed a lawsuit against Compañia Panameña de Maquinaria, S. A. (COPAMA), claiming supposed injury and damages. The case is on the 16th Civil Court of the First Judicial District. The amount of the claim is for B/.1,675,000. It is considered that the outcome will be against the plaintiff. The case is awaiting decision.

At the date of the balance sheet, the Group had not made any provision related to these claims.

CONTENTS

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION


SEC MAIL PROCESSING
RECEIVED
JUL 12 2002
WASH. D.C. 165 SECTION

IN-A FORM
ANNUAL UPDATE REPORT

Year closed as of December 31, 2001

GRUPO MELO, S.A.

REGISTERED SECURITIES: COMMON SHARES

ADDRESS: VIA ESPAÑA 2313, RIO ABAJO

TELEPHONE 221-0033 FAX 224-2311

E-MAIL: dirfinanzas@grupomelo.com

I PART

I. INFORMATION CONCERNING THE COMPANY

A. History and Development of GRUPO MELO, S.A.

Grupo Melo, S.A. is a corporation constituted and incorporated in conformity to the laws of the Republic of Panama, according to Public Deed No. 5316 of August 16, 1977 and registered at Microjacket 021223, Reel 1020, and Image 0524 of the Microfilm (Mercantile) Section of the Public Registry since January 5, 1978. As of the incorporation, Grupo Melo, S.A. has amended several times dispositions of its Articles of Incorporation. Said amendments are duly registered in the Public Registry. Grupo Melo, S.A. is a public corporation registered in the National Securities Commission and whose shares are listed and traded through the Panama Stock Market (Bolsa de Valores de Panama, S.A.). Its main offices are located in Via España 2313, Rio Abajo, its postal address is P.O. Box 333, Panama 1, its telephone number is 221-0033 and its fax number is 224-2311.

Grupo Melo, S.A. is a corporation exclusively dedicated to the holding of shares of the corporations that comprise the corporation of companies called Grupo Melo. In Grupo Melo exists a pyramidal holding of shares in which the corporation Grupo Melo, S.A. is the holder of the mother shares. Grupo Melo, S.A. and subsidiaries

(from now on called "Grupo Melo") is a conglomerate of companies currently comprised by 47 corporation grouped in 7 divisions that cover duties of production, processing, distribution and sale of goods and services. Grupo Melo started operations in 1948 with a store of agricultural products established by Manuel E. Melo.

As of December 31, 2000, Grupo Melo, S.A. is owner of 100% of the issued and outstanding shares of the 52 operational companies that consolidate themselves in a holding company.

B. Articles of Incorporation and By-Laws of Applicant

Applicable stipulations to businesses or contracts between Grupo Melo, S.A. and one or more directors or officers in which they have direct or indirect interest.

Any director may have one remunerated position in the corporation apart from the post of director. No contract, act or transaction whatsoever of the corporation with any natural or corporate person will be affected or invalidated because a shareholder, director or other person linked to the corporation be a part or has interests in said contract, act or transaction or be in any way whatsoever related to said natural or corporate person and any person that becomes a director of this corporation is relieved of any liability they could have by entering into a contract with this corporation for its own benefit or of any other natural or corporate person in which they can be interested in any way whatsoever and no shareholder will be bound to render accounts to the corporation of any benefits or commitments that arise from any contract, act or transaction, provided that said director make it known to the other directors or officers of the corporation of their interest in said contract, act or transaction, be it before or at the same time in which said contract, act or transaction was discussed, entered into and approved by the Board of Directors.

Conditions that govern the manner in which the general annual assemblies and the extraordinary assemblies are summoned.

The shareholders assembled in a General Assembly of Shareholders constitute the supreme power of the corporation, which will meet previous summoning with no less of five (5) or more than thirty (30) calendar days of anticipation or by means of express waiver on behalf of the shareholders to be summoned to carry out the General Assembly of Shareholders, be it ordinary or extraordinary.

The summoning can be executed by means of personal delivery or by means of mailing of the notice to each registered shareholder with a right to vote or by means of publication of the notice in a domestic circulating newspaper during three (3) consecutive days or by means of both systems jointly.

For the summoning of a General Assembly of Shareholders will be taken into consideration those shareholders that are duly registered in the corporation with at least thirty (30) calendar days before the date of the meeting.

All the decisions that are adopted in any meeting of a General Assembly of Shareholders will be taken by simple majority of the shareholders that are present, provided that the required quorum exists to carry out the meeting.

The shareholders will have the right to cast one (1) vote per share but in no case whatsoever can they by means of one vote exclude the shareholders of their acquired rights or impose them a resolution contrary to the Articles of Incorporation or the By-Laws.

In the corporation Grupo Melo, S.A. is not contemplated any type of limitations whatsoever of the rights to be owners of securities or to change the rights of the holders of shares, nor to amend the capital to be more rigorous to those established by law.

C. Description of the Business

Grupo Melo, S.A. is a corporation that exclusively dedicates to the holding of shares of corporation that comprise the corporation of companies called Grupo Melo. In Grupo Melo exists a pyramidal holding of shares in which the corporation Grupo Melo, S.A. is the holding company of the parent shares.

Grupo Melo is a corporation of companies whose activities are diversified in diverse commercial and industrial areas. Internally, Grupo Melo is divided in "Divisions" (Lumber, Stores, Foods, Restaurants, Real Estate, Machinery and Services) according to the activity that the companies that comprise Grupo Melo grouped in 7 divisions develop are the foregoing:

Foods Division: Dedicated to the reproductive chicken breeding for the production cycle, fertile eggs and hens for processing, distribution and marketing of products based on chicken meat and diverse incubation plants, egg packaging plants, processing and distribution of eggs. Through this division is handled a strategic alliance with Tyson Foodss, Inc., the largest poultry producer of the world.

Stores Division: Operates twenty-two agricultural stores (EL AGRICULTOR), two department stores (MELO HOME CENTER) and three stores specialized in gardening, pets an veterinary services (MELO PET & GARDEN). Melo also operates the chain store of COMASA, equipped for the marketing of construction material such as wood, doors, hinges as well as tools, plumbing, electricity, paint, gardening products and all other construction materials.

Machinery Division: dedicates to the sale of agricultural and construction machinery, commercial vehicles, tires, tubes, batteries, replacement parts and

shop services. It also distributes the Brand ISUZU and also, exclusively for Panama, the agricultural and construction line of JOHN DEERE. It also exclusively distributes the tire brand of GENERAL, SUMITOMO, KUMHO and CONTINENTAL.

Restaurant Division: It operates the fast Foods restaurant chain of chicken based meat PIO PIO, targeted towards medium and low income people.

Real Estate Division: Targeted towards the development and sale of summer properties and mountain properties close to the metropolitan area (CERRO AZUL and ZORA), It promotes projects of family vacations and rest.

Services Division: Grants support to the other companies of the Group in administration, comptrolling, risks, credit and finance, auditing, data processing, legal services, human resources and investigation and development services.

Being Grupo Melo, S.A. a corporation exclusively dedicated to the holding of shares, the only taxing to the state if effected by means of the TASA UNICA.

There are no administrative, judicial or arbitration or conciliation proceedings pending of any nature whatsoever that of being adversely resolved could result in incidence or significant impact on the business or financial condition of Grupo, Melo, S.A.

D. ORGANIZATIONAL STRUCTURE

SUBSIDIARY / DIVISION NAME	JURISDICTION & DOMICILE	SHAREHOLDING PARTICIPATION
FOODS DIVISION		
Alimentos Melo, S.A.	Panamá	100%
Empacadora Avícola, S.A.	Panamá	100%
Empolladora Panamá, S.A.	Panamá	100%
Cía. Avícola y Ganadera, S.A.	Panamá	100%
Comercial Avícola, S.A.	Panamá	100%
Avícola Consolidada, S.A.	Panamá	100%
Embutidos y Conservas de Pollo, S.A.	Panamá	100%
Sarasqueta y Cía., S.A.	Panamá	100%
STORES DIVISION		
Melo y Cía, S.A.	Panamá	100%
El Agricultor de Panamá, S.A.	Panamá	100%
Melo y Cía de Chorrera, S.A.	Panamá	100%
Ferretería y Jardinería, S.A.	Panamá	100%
Melo y Cía. de David, S.A.	Panamá	100%
Inmobiliaria Los Libertadores, S.A.	Panamá	100%
Comercial Maderera, S.A.	Panamá	100%
Distribuidora Cartago, S.A.	Panamá	100%
MACHINERY DIVISION		
Cía. Panamanian de Maquinaria, S.A.	Panamá	100%

Copama Azuero, S.A.	Panamá	100%
Copama David, S.A.	Panamá	100%
Inversiones Chicho, S.A.	Panamá	100%
LUMBER DIVISION		
Maderas y Materiales de Construcción, S.A.	Panamá	100%
El Otoal, S.A.	Panamá	100%
El Yucal, S.A.	Panamá	100%
Industrial Maderera, S.A.	Panamá	100%
Reforestadora Los Miradores, S.A.	Panamá	100%
El Zapallal, S.A.	Panamá	100%
RESTAURANT DIVISION		
Restaurantes Melo, S.A.	Panamá	100%
Pío Pío, S.A.	Panamá	100%
Administración y Servicios de Restaurantes, S.A.	Panamá	100%
Ali Melo, S.A.	Panamá	50%
Lucky Seven International, S.A.	Panamá	100%
REAL ESTATE DIVISION		
Altos de Vistamares, S.A.	Panamá	100%
Altos del Centinela, S.A.	Panamá	100%
Procion Enterprises, S.A.	Panamá	100%
Vistamares Resort, S.A.	Panamá	100%
Club Los Altos de Cerro Azul, S.A.	Panamá	100%
Desarrollo Urania, S.A.	Panamá	100%
Altos del María, S.A.	Panamá	100%
Desarrollo Ana Luz, S.A.	Panamá	100%
Club La Fortaleza, S.A.	Panamá	100%
Desarroyo Amaya, S.A.	Panamá	100%
Agua del Manantial, S.A.	Panamá	100%
Desarrollo Nuario, S.A.	Panamá	100%
SERVICES DIVISION		
Cía. De Finanzas y Servicios, S.A.	Panamá	100%
Edificaciones y Materiales, S.A.	Panamá	100%

E. Properties, Plant and Equipment

The properties, equipment and net improvements of Grupo Melo increased from US$51.204 Million as of December 31, 200 to US$55.243 Million as of December 31, 2001, which represents an increase of 7.89%. The main assets of Grupo Melo, per division are the following ones:

Foods Division: It counts with reproductive farms, incubators located in Cerro Azul, Pacora and Gatuncillo Colón. The company Sarasqueta y Cía, S.A. has a fabrication plant located in Mañanitas. Empacadora Avícola has a Processing plant located in Juan Díaz. Embutidos y Conservas de Pollo, S.A. has a processing plant in Pueblo Nuevo and a modern Processing Plant in the area of Juan Díaz..

Stores Division: It counts with facilities in Río Abajo in which the stores El Agricultor, Melo Home Center, Centro de Abasto y Granos and administrative

offices are located. It also has a location at Tumba Muerto in which one of the branches of Melo Home Center is located and properties in David and Chitré in which it has built agricultural stores.

Machinery Division:_ Its main asset are facilities located in Villa Lucre in which the Headquarter of this Division Operates. It also counts with properties in Azuero and David.

Lumber Division: It counts with a mill and door factory in Cabuya.

Moreover, the Group counts with other assets (properties, minor constructions, improvements, etc.) distributed along the country.

F. Research and Development

Grupo Melo distributes its research and development field in two large areas:

Research Department: It is in charge of the execution of studies concerning poultry nutrition, management and control by means of tests and projects. In the last 10 years, 165 experiments have been carried out with views to implement the efficiency and improve the weight and health of the birds. This is done by means of the management of information in farms, incubators, poultry and Foods plants.

Study and Development Department: Dedicates to the feasibility studies, project studies, design studies, construction and maintenance of the infrastructures of the divisions of the group.

G. Information concerning the holdings

According to the negotiation of the adherence of Panama to the World Trade Organization is foreseen that the domestic demand of poultry products will be satisfied with the national production and with a contingent of imported poultry meat. The nature of competition is basically the control of expenses because the differentiation of the products is low, therefore, the efforts of the Panamanian companies are targeted to continue complying with internal needs and to achieving the export of fresh and processed poultry products, preferably those that involve a higher added value. It is due to the aforementioned that the Foods Division of Grupo Melo has prepared broadening its production capacity, installing high tech equipment and building a modern procession plant with the objective of exporting products of higher value to the markets of the region.

The Lumber Division of Grupo Melo though its investors has achieved to export its products of engineering by means of the use of caoba wood to achieve the quality that guarantees the product to the client during the life span of the same, taking care of the special requests in matters of finishing demanded by the clients.

II. ANALYSIS OF THE FINANCIAL AND OPERATING RESULTS

A. Liquidity

The current assets (cash, deposits in banks, accounts receivables, inventories and prepaid expenses) of Grupo Melo and Subsidiaries represent 39.09% of the total assets as of December 31, 2001 in comparison to 43,17% as of December 31, 2000. This drop in current assets mainly results from the reduction in cash and in inventories due to the significant payment effected to suppliers and to the amortization of a banking debt executed at the beginning of the year. This application to payments made the current liabilities to drop in larger proportion than the current assets which resulted that as of the closing of the last quarter of 2001 the current circulating ratio was of 1.07 equal to theta of 2000 which was of 1.07. Grupo Melo and Subsidiaries placed strong adjustments in practice to its credit, purchase, inventory and rescue plan of accounts receivables policies which maintained its liquidity at levels equal o those of 2000.

The total assets of Grupo Melo dropped in comparison to December 31, 2000 in 1.07% and in 0.44% against September 2001. The drop in inventory, cash and accounts receivables, and measures taken to adequate the working capital to sales levels mainly caused this. The fixed asset (property, equipment and improvements) increased in 7.89% mainly due to the execution of investments, especially in the Real estate Division and in the equipping and opening of the Manuel E. Melo Plant.

B. Capital Resources

As of December 31, 2001, the total liabilities of Grupo Melo and Subsidiaries dropped 1.92% compared to the closing of December 2000. This drop was caused by the reduction in the documents and accounts payable in 20.91%, in the accumulated expenses and other liabilities of 13.56% and short-term debt of 5.50%.

The increase of the long-term debt of 10.55% compared to the closing of December 2000 is reflected mainly in the increase of the properties, plant and equipment in 7.89%, in properties ready for sale in 6.79% and 11.64% for investments compared to the same period in 2000. The net growth in debt for 2001 is derived from the subscription of bonds of Embutidos y Conservas de Pollo, S.A. who subscribed the last US$4.50 millions in bonds and the new issuance of Bonds of Sarasqueta y Cía., S.A. These funds were utilized by both issuers in the payment of short-term debt, suppliers and documents and accounts payable.

As of the closing of December 2001, the equity of the Group represented 31.70% of the assets. Despite the payment of dividends for US$618 thou, the equity of Grupo Melo and Subsidiaries increased in 0.80% against the closing of December

2000, because of the capitalization of earnings of the period. The Debt/Capital ratio is 2.15 times in relation to closing of 2000 of 2.21.

C. Operational Results

The total sales or income accumulated by the Group was as of December 31, 2001 of 11.50% lesser to those of the same period in 2000. Despite the drop in total income, the gross margin continues improving as a result of the increase in the efficiency that enables a reduction in the sales cost margin which made them slightly to drop from 48.44% to 48.17% as sales percentage against 2000. The gross margin is of 51.83% as of December 31, 2001 against 51.56% in 2000.

The operational margin is of 6.15% lower than the previous year because the expenses as sales percentage are higher. An expense reduction plan was established and successful achieving a reduction of 7.11%. Nonetheless, this reduction was not enough to compensate the sales reduction because the expenses in their majority are fixed and maintained constant. It is due to the aforementioned that has not been possible to achieve an equal reduction in expenses as the drop in income. THE reduction in international rates and the structuring of new funding by means of the anticipated redemption of Bonds and issuance of new securities resulted in a percentage reduction in the financial expense and of interests in 5.73% against the same exercise of 2000.

The net income of Grupo Melo and Subsidiaries for the quarter closed on December 30, 2001 is of US$925 mil.

D. Analysis of Perspectives

The Board of Directors of Grupo Melo placed an expense reduction plant, reduction of investment budget plan and affirmation of credit, purchase and inventory management plan. This reduction in expenses of operations was executed according to what was needed and depended of the nature of the Division as well as if the sector in which it operates in such a way that reflected a greater profitability for 2001, especially in the last quarter.

In the Foods Division, the production division by means of combined efforts of the work team, the Egg Processing plant obtained the certification form the MINISTRY OF HEALTH in the HACCP program (Hazard Analyze For Critical Control Points) of Foods Security, becoming in this way the first Plant with this category in Panama for achieving this standard of quality. On the other hand, the Manuel E. Melo Plant continues the steps of permits to countries of the area in which it plans to export as well as having achieved the requirement of institutional clients. UNTIL THE MOMENT it has started sales to fast Foods chains of Panama. This Division has projected to maintain an increase in sales by means of the execution of new plans and strategies for the retail market and for the institutional market. Embutidos y

Conservas de Pollo, S.A., through the Manuel E. Plant foresees exports for this quarter to countries as Guatemala and Colombia. Moreover, it is getting the approval of the plants in counties to which it plans to export.

Grupo Melo and Subsidiaries participate with the Industrial Union of Panama (SIP) in the negotiation of the Free Trade Treaty. At the same time, it finished negotiation its Collective Convention that governs the general labor conditions between Grupo Melo and the Labor Union of the Group and Affiliated Companies that expired on December 31, 2001. This new convention will govern for the term 2002-2006.

The Machinery Division has improved its JOHN DEERE shops with the purpose of continue to increase its participation in the market of Panama. Moreover, it has added new complimentary construction lines as Broad Crown electricity generators equipped with john deer motors, Indeco hydraulic hammers and Stow equipment.

The Stores Division comprised by Almacenes Home Center, Almacenes Agropecuarios, Centros Pet & Garden, Comasa and Distribuidora Cartago has among its plans the expansion of its facilities by means of creation of new and strategic sales points and to place in practice the growth plans in accordance to the needs of its clients. For this first quarter of 2002 is expected the opening of three new agricultural stores.

III. DIRECTORS, OFFICERS, EXECUTIVES, ADMINISTRATORS, ADVISORS AND EMPLOYEES

A. Identity

Directors, Officers, Executives and Administrators

The Directors and Officers of the corporation Grupo Melo, S.A. are:

ARTURO D. MELO S. -	PRESIDENT
Nationality:	Panamanian
Date of Birth:	December 15, 1931
Business Address:	Vía España 2313 Río Abajo
P.O. Box:	333 Panamá 1
Telephone:	221-0033
Fax:	224-2311

Economist. Director – President of Grupo Melo, S.A. and of the rest of the companies that comprise Grupo Melo. Among his duties is the direction and advisory of the decision making of the VP's of the Divisions of Grupo Melo. He is responsible for the functioning of Grupo Melo before the Board of Directors. In the last years, he has occupied diverse public positions including Ministry of Labor, Minister of Treasury and Finances, Minister of Commerce and Industries and

Director of IRHE. He is the director of multiple domestic companies and founding member of the Manuel E. Melo Foundation.

ARTURO D. MELO K. - SECRETARY
Nationality: Panamanian
Date of Birth: October 14, 1953
Business Address: Vía España 2313 Río Abajo
P.O. Box: 333 Panamá 1
Telephone: 221-0033
Fax: 224-2311

Director – Secretary of Grupo Melo, S.A. and Treasurer of the rest of the companies that comprise Grupo Melo. Graduated from an MBA His duties as CEO of the Foods Processing Companies of Grupo Melo are supervising the finance operations and management of the companies of Grupo Melo and coordinating the executive team in the development of activities.

EUDORO JAÉN ESQUIVEL – PRINCIPAL
Nationality: Panamanian
Date of Birth: April 29, 1935
Business Address: Vía España - Río Abajo No. 2313
P.O. Box: 333 - Panamá 1, Panamá
Telephone: 221-0033
Fax: 224-2311
E-Mail: dirfinanzas@grupomelo.com

Graduated in Agricultural Sciences and Masters in Agricultural Sciences from the University of Arkansas. Worked for 30 years in The Chase Manhattan Bank occupying several positions in Panama, Trinidad & Tobago, Italy, England, U.S. Virgin Islands and Chile. Has occupied important position in different governmental institutions among which we can highlight Caja de Ahorros and Hamilton Bank. Participates in the Board of Directors of several corporations. Entered Grupo Melo in 2000 as VP of Finances, Planning and Treasury.

MARYLIN M. DE SIMONS DEPUTY DIRECTOR
Nationality: Panamanian
Date of Birth: May 10, 1956
Business Address: Vía España - Río Abajo No. 2313
P.O. Box: 333 - Panamá 1, Panamá
Telephone: 221-0033
Fax: 224-2311
E-Mail: dirfinanzas@grupomelo.com

BS Chemical Engineering from Texas Tech University.

Is currently the President of Lumber and Construction Materials from the Affiliate Company of Grupo Melo.

NICOLAS ARDITO BARLETTA P. MAIN DIRECTOR
Nationality: Panamanian
Date of Birth: December 16, 1959
Business Address: Edificio Cable Onda – Calle 50 Frente a Telemetro
P.O. Box: 55-0593 Paitilla
Telephone: 206-7602
Fax: 223-7076
E-Mail: dirfinanzas@grupomelo.com

Industrial Engineer in operations research, with an MBA with concentration in finances, marketing and corporate strategy. Is currently the General Manager of Cable Onda.

MANUEL D. CABARCOS MAIN DIRECTOR
Nationality: Panamanian
Date of Birth: April 9, 1931
Business Address: Calle 45 Bella Vista.- Edif. Urraca- Piso 8
P.O. Box: 4341 Zona 5
Telephone: 264-6655
Fax: 264-5204
E-Mail: dirfinanzas@grupomelo.com

Chemical and Industrial Engineer, Businessman, Director of multiple corporations. Held several positions in Combustibles de Panamá, Texaco de Panamá Inc., Azucarera Nacional and Azucarera La Estrella. Was VP of the Bolsa de Valores de Panamá, S.A. (Panama Stock Market). IS CURRENTLY THE President of Grupo Cambios.

RICARDO E. DELVALLE P. MAIN DIRECTOR
Nationality: Panamanian
Date of Birth: September 2, 1962
E-Mail: delvalle@sinfo.net.

Graduated from the business school of Roger Williams University and Director of several public and private companies. Former President of the Industrial Union of Panama and VP of the national Council of Private Businesses.

ANTONIO DOMÍNGUEZ MAIN DIRECTOR
Nationality: Panamanian
Date of Birth: May 16, 932
Business Address: Empresa Abastecedora/ Mercado Público
P.O. Box: 18 / Panamá 1, Panamá
Telephone: 212-0441/ 212-0570

Fax: 212-0441
E-Mail: dirfinanzas@grupomelo.com

Business administrator, businessman, active in several non profit organizations and political of Panama. He is currently General Manager of Empresa Abastecedora Universal Internacional, S.A.

JUAN CARLOS FABREGA — MAIN DIRECTOR
Nationality: Panamanian
Date of Birth: October 5, 1962
Business Address: Torre Primer Banco del Istmo, Calle 50
P.O. Box: 6-3823 El Dorado
Teléfono: 270-0015
Fax: 270-1672
E-Mail: dirfinanzas@grupomelo.com; jcfabrega@banistmo.com

Graduated Florida State University, Panama Division, he has an MBA from Nova University. He started his banking career in Lloyds Bank International, (Bahamas) Ltd. In which he filled several position. Since 1990, he has occupied several posts in Banco del Istmo. He us currently Executive VP of Banistmo Securities, Inc.

DARÍO SELLES — MAIN DIRECTOR
Nationality: Panamanian
Date of Birth: May 6, 1923
Business Address: Sindicato Industrial de Panamá
P.O. Box: 6-6527 El Dorado
Teléfono: 230-0341/0284
Fax: 230-0805
E-Mail: dirfinanzas@grupomelo.com

Executive and union director of industrial sector of broad experience in the country. He is currently Treasurer of the Board of the Industrial UNION OF Panama and Treasurer of the Panamanian Exports Association.

VIRGILIO SOSA - MAIN DIRECTOR
Nationality: Panamanian
Date of Birth: February 27, 1956
Business Address: Torre del Banco General /Piso No.26 Aquilino de la Guardia / Marbella
P.O. Box: 9918 Zona 9
Teléfono: 223-9844
Fax: 223-0846
E-Mail: dirfinanzas@grupomelo.com

Graduated University of Notre Dame, President of Master Builders, Inc., Director of Hamilton Bancorp, Inc., Grupo Informática, S.A. and diverse real estate companies.

LAURY M. DE ALFARO -	DEPUTY DIRECTOR
Nationality:	Panamanian
Date of Birth:	April 30, 1955
Business Address:	Vía España 2313 Río Abajo
P.O. Box:	333 Panamá 1
Teléfono:	221-0033
Fax:	224-2311

FEDERICO F. MELO K. –	MAIN DIRECTOR
Nationality:	Panamanian
Date of Birth:	October 8, 1960
Business Address:	Vía España 2313 Río Abajo
P.O. Box:	333 Panamá 1
Teléfono:	221-0033
Fax:	224-2311

He is currently COO of the Commercial Companies and VP of the other companies that comprise Grupo Melo. He has no administrative duties but participates in the decision making in the meetings of the Board of Directors carried out by the Issuer. B. S. in Bird Economics from Purdue University and an MBA from Texas Tech University. He has filled several positions in Grupo Melo since entering in 1986.

Important employees and advisors

The following are the executives of greatest importance for Grupo Melo:

ARTURO D. MELO S. - CEO
Resume appears in previous section

ARTURO D. MELO K. - VICE-PRESIDENT OF OPERATIONS
Resume appears in previous section

LAURY M. DE ALFARO - DIRECTOR OF HUMAN RESOURCES
Resume appears in previous section

EUDORO JAEN – VICE-PRESIDENT OF FINANCE AND PLANNING
Resume appears in previous section

FEDERICO F. MELO K. – VICE-PRESIDENT OF STORES
Resume appears in previous section

ROGELIO WILLIAMS C.- CONTROLLER
Nationality: Panamanian
Date of Birth: May 12, 1947
Business Address: Vía España 2313, Río Abajo
P.O. Box: 333, Zona 1, Panamá
Teléfono: 221-0033 / 232-6900
Fax: 224-2311
E-Mail: dirfinanzas@grupomelo.com

BA with concentration in Administration of Businesses and Accounting from the UNIVERSITY OF PANAMA. He has an MBA from ULACIT. He has over 20 years of experience in the areas of accounting, administration and managerial in private companies, governmental sector and armed forces of the U.S.A. He entered the Group in 1998 occupying the same current position since then.

EDUARDO JASPE L. - DIRECTOR OF CREDIT AND FINANCE
Nationality: Panamanian
Date of Birth: November 24, 1967
Business Address: Vía España 2313, Río Abajo
P.O. Box: 333, Zona 1, Panamá
Teléfono: 221-0033 / 232-6900
Fax: 224-2311
E-Mail: ejaspe@grupomelo.com

Industrial Engineer from the Technological University of Panama with and MBA from the Instituto Centroamericano de Administración de Empresas (INCAE). He works in the group since 1993.

JORGE AZCARRAGA -INVESTIGATION AND DEVELOPMENT DIRECTOR
Nationality: Panamanian
Date of Birth: December 15, 1969
Business Address: Vía España 2313, Río Abajo
P.O. Box: 333, Zona 1, Panamá
Teléfono: 221-0033 / 232-6900
Fax: 224-2311
E-Mail: dirfinanzas@grupomelo.com

Civil Engineering graduated from the University of Florida. He belonged to the Latin American division of Black & Veatch with which he participated in studies of planning and evaluation of infrastructure systems among others.

JUAN ARGUINZONI - DIRECTOR OF DATA PROCESSING
Nationality: Panamanian
Date of Birth: May 13, 1955
Business Address: Vía España 2313, Río Abajo

P.O. Box: 333, Zona 1, Panamá
Telephone: 221-0033 / 232-6900
Fax: 224-2311
E-Mail: dirfinanzas@grupomelo.com

Tech in computers and data analysis. He entered the group in 1980 occupying several positions since then. He has occupied the current position since 1991.

PAUL DEGRACIA - DIRECTOR OF CORPORATE AND JURIDICAL AFFAIRS
Nationality: Panamanian
Date of Birth: July 4, 1973
Business Address: Vía España 2313, Río Abajo
P.O. Box: 333, Zona 1, Panamá
Telephone: 221-0033 / 232-6900
Fax: 224-2311
E-Mail: padegracia@grupomelo.com

Attorney at law from the university of Panama with masters in Commercial LAW> He occupies the current position since April, 1997.

JAVIER VALLARINO - DIRECTOR OF LABOR AND JURIDICAL RELATIONS
Nationality: Panamanian
Date of Birth: July 8, 1970
Business Address: Vía España 2313, Río Abajo
P.O. Box: 333, Zona 1, Panamá
Telephone: 221-0033 / 232-6900
Fax: 224-2311
E-Mail: dirfinanzas@grupomelo.com

Attorney at law from U.S.M.A. with post graduate studies in labor law. He entered the Group in 1997.

RAFAEL DE GRACIA - DIRECTOR OF INTERNAL AUDITING
Nationality: Panamanian
Date of Birth: December 9, 1947
Business Address: Vía España 2313, Río Abajo
P.O. Box: 333, Zona 1, Panamá
Telephone: 221-0033 / 232-6900
Fax: 224-2311
E-Mail: dirfinanzas@grupomelo.com

CPA occupying the current position since 1986.

JOSE GUARDIA - DIRECTOR OF ADMINISTRATION AND INTERNATIONAL MARKETING

Nationality:	Panamanian
Date of Birth:	December 5, 1954
Business Address:	Calle Primera y D, Juan Díaz
P.O. Box:	87-1981, Zona 7
Telephone:	220-3445
Fax:	220-0918
E-Mail:	dirfinanzas@grupomelo.com

BA with Masters in Industrial Sciences from Georgia Tech. U.S.A.. He entered the Group in 1990.

LUIS CARLOS CASTROVERDE -	DIRECTOR OF PUBLIC RELATIONS AND MARKETING
Nationality:	Panamanian
Date of Birth:	December 26, 1956
Business Address:	Vía España 2313, Río Abajo
P.O. Box:	333, Zona 1, Panamá
Telephone:	221-0033 / 232-6900
Fax:	224-2311
E-Mail:	dirfinanzas@grupomelo.com

Attorney at law with and MBA from ULACIT. He entered the group in 1984.

AMIR NILIPOUR -	DIRECTOR OF POULTRY TECHNOLOGY
Nationality:	Panamanian
Date of Birth:	June 14, 1955
Business Address:	Vía España 2313, Río Abajo
P.O. Box:	333, Zona 1, Panamá
Telephone:	221-0033 / 232-6900
Fax:	224-2311
E-Mail:	dirfinanzas@grupomelo.com

B.S. in Animal Biology, masters in Animal Sciences and Doctor in Bird Sciences. He has participates in national and international conferences as scientist in bird investigation. He has written over 100 articles concerning human health and bird technology advancements. He works in the Group since1989.

ROBERTO TRIBALDOS -	VICE-PRESIDENT OF EXPORTS
Nationality:	Panamanian
Date of Birth:	December 20, 1966
Business Address:	Calle Primera y D, Juan Díaz
P.O. Box:	87-1981, Zona 7
Telephone:	220-3445
Fax:	220-0918
E-Mail:	dirfinanzas@grupomelo.com

B.S. in Agricultural economy form Texas A&M and MBA from IESA. He worked for 5 years in the marketing department of Heinz Foodss in Venezuela, occupying brands manager position. He entered Grupo Melo in 1994 in which he has filled several positions.

DANIEL CESPEDES T. – VICE-PRESIDENT OF INDUSTRIAL POULTRY
Nationality: Panamanian
Date of Birth: January 2, 1955
Business Address: Las Mañanitas, Vía Tocumen
P.O. Box: 813-0673, Zona 13
Teléfono: 292-5666 / 292-5601
Fax: 292-5603

Industrial Engineer with Masters in Industrial Engineering from Georgia Institute of Technology. He entered the Group in 1979 and has held several positions. He initially was in charge of carrying out experiments with lab equipment to develop poultry added value products. As manager of Production of the Plant of Embutidos y Conservas de Pollo, S.A., until 1988 he was in charge of following up on the sales and production goals, coordinating the different duties of purchase, production, maintenance, sales and controls. Since the closing of 1988 until now, he has been General Manager of Sarasqueta y Cía., S.A., in charge of the functioning of the plants of Las Mañanitas and Chorrera. He currently plans, organizes, coordinates, directs and controls all purchase, production, maintenance and sales of the two Foods plants.

AUGUSTO VALDERRAMA- VICE-PRESIDENT OF POULTRY PRODUCTION
Nationality: Panamanian
Date of Birth: November 13, 1955
Business Address: Cerro Azul, Pacora, Calle Principal, Avenida Los Caobos
P.O. Box: 333, Zona 1, Panamá
Telephone: 297-0048/ 297-0028
Fax: 297-0082
E-Mail: dirfinanzas@grupomelo.com

Graduated in Economy. Has an MBA from the Instituto Centroamericano de Administración de Empresas (INCAE). Works in the group since 1990.

MANUEL DENIS - VICE-PRESIDENT OF POULTRY MARKETING AND PROCESSING
Nationality: Panamanian
Date of Birth: January 11, 1942
Business Address: Vía España 2214 A, Río Abajo
P.O. Box: 333, Zona 1, Panamá
Telephone: 221-1011/ 221-1367
Fax: 221-4983
E-Mail: dirfinanzas@grupomelo.com

MBA. Works in the group since 1962.

DOMINGO BATISTA -	VICE-PRESIDENT OF REAL ESTATE
Nationality:	Panamanian
Date of Birth:	April 24, 1954
Business Address:	Calle 1ra Los Angeles
P.O. Box:	8-125 Zona 8
Telephone:	260-4813
Fax:	260-1557

Veterinary MD from the Universidad Federal de Santa María, R.S. Brazil. With 23 years of service in Grupo Melo has occupied executive positions within the poultry, stores, Industrial, marketing and processing divisions and is currently directing the real estate division.

EDUARDO CHAMBONNET-	Vice-President OF RESTAURANTS
Nationality:	Panamanian
Date of Birth:	September 17, 1950
Business Address:	Vía España 2214, Río Abajo
P.O. Box:	333, Zona 1, Panamá
Telephone:	221-6818/ 221-9929
Fax:	221-6344
E-Mail:	dirfinanzas@grupomelo.com

Graduated in Business Administration With Concentration In Marketing from Saint Edwards University, Austin, Texas in the U.S. He works in the Group since 1978.

FEDERICO ALVARADO:	Vice-President OF MACHINERY
Nationality:	Panamanian
Date of Birth:	December 24, 1945
Business Address:	Vía Tocumen, facing Urbanization Villa Lucre
P.O. Box:	1154, Zona 1, Panamá
Telephone:	274-9000
Fax:	274-9090
E-Mail:	dirfinanzas@grupomelo.com

Graduated in Economics. Works in the Group since 1978

JOSÉ MARTIN GONZALEZ -	VICE-PRESIDENT OF THE FOODS DIVISION
Nationality:	Panamanian
Date of Birth:	May 4, 1962
Business Address:	Calle Primera y D, Juan Díaz
P.O. Box:	87-1981, Zona 7
Telephone:	220-3445
Fax:	220-0918

E-Mail: dirfinanzas@grupomelo.com

Is responsible for the financial results of Embutidos y Conservas de Pollos, S.A. and of coordinating the activities of all the departments of the Division. He is also responsible for the development of the program of new products, optimizing the utilization of the resources of the company, safeguard the compliance of the internal controls established for all the activities and the planning and execution of the investment budget.

Legal Counsel

The corporation Grupo Melo, S.A. and the corporation Grupo Melo in general, receive their legal services through the corporation Compañía de Finanzas y Servicios, S.A., 100% subsidiary company of Grupo Melo, S.A., which counts with two attorneys, Paul Degracia Zarzavilla (Director of Corporate and Juridical Affairs) and Javier Vallarino (Director of Labor Relations), both with domicile in the City of Panama, Vía España, Río Abajo, No.2313, telephone 221-0033, fax 224-2311 and E-Mail padegracia@grupomelo.com and jvallarino@grupomelo.com respectively.

In addition to the aforementioned internal attorneys, Grupo Melo does not use any attorney or law firm in special that renders services in legal affairs. The utilization of the external attorneys varies according to the needs of each case in particular. Mr. Paul Degracia Zarzavilla is the attorney in charge of the control, registry, transfer, and payment of dividends and all matters related to the shares of Grupo Melo, S.A. and subsidiary companies.

Paragraph 5, literal A of point III of Agreement 6 of May 19, 2000 of the National Securities Commission is not applicable to Grupo Melo, S.A.

Auditors

Ernst & Young is the auditing firm of Grupo Melo, S.A. and subsidiaries. Ernst & Young are Public Chartered Accountants with offices located at 51st Street, Bella Vista, tel. 206-9200, fax 206-9291. The main contact at Ernst & Young is Judith Anguizola.

Designation by agreements and understandings

This practice does not exist in Grupo Melo.

B. Compensation

The Board of Directors of Grupo Melo, S.A. received compensations for the order of US$97,200.00 in 2001. Grupo Melo paid the executives listed in section III.A.2 for possessing direct responsibility in the different operation areas of the Group the

sum of US$1,154,474.00 during 2001. The total of compensations paid to the Directors, Officers, executives and Administrators of Grupo Melo was of US$1,251,674.

C. Management Practices

Clause eighth of the articles of incorporation of Grupo Melo, S.A. provides that all of the directors and officers may be reelected to occupy their positions and will be elected for the period comprehended between one General Assembly of Shareholders and the following one. It is a custom to carry out the General Assembly of Shareholders of Grupo Melo, S.A. in the month of April of every year.

Grupo Melo, S.A. has an Auditing Commission that is comprised by Manuel D. Cabarcos (coordinator), Darío Selles, Eudoro Jaén (secretary) and Federico Melo K. (deputy), all members of the Board of Directors of Grupo Melo, S.A.

Only the external directors (Manuel D. Cabarcos and Darío Selles) members of the Auditing Committee receive a remuneration of B/.100.00 per hour of meeting, which cannot be lesser than B/.200.00, or over B/.500.00.

No formal agreement between the Directors and Grupo Melo, S.A. exist. The relationship is governed by the Board of Directors. Moreover, to the diets established for each director there exists no additional benefits whatsoever.

D. Employees

As of December 31, 2001, Grupo Melo, S.A. approximately counted with 2,892 employees, between permanent and eventual distributed per division in the foregoing manner:

Division	Permanent Employees	Eventual Employees	Total Employees
Poultry	1,480	120	1,600
Restaurants	339	42	381
Stores	309	31	340
Lumber	150	12	162
Machinery	122	12	134
Materials	103	9	112
Real Estate	89	4	93
Cartago	14	0	14
Services	55	1	56
Total	**2,661**	**231**	**2,892**

A collective convention of the general labor conditions between Grupo Melo, S.A. and subsidiaries and the Melo labor Union and Affiliated companies has been

established. This collective convention will enter in force until December 2006. Cordial and mutual agreement relations have always been maintained between the union and Grupo Melo.

E. Shareholding Structure

GROUP OF EMPLOYEES	AMOUNT OF SHARES	% CONCERNING TH TOTAL OF ISSUED SHARES	NUMBER OF SHAREHOLDERS	% THAT REPRESENTS THE TOTAL AMOUNT OF SHAREHOLDERS
Directors, Officers, Executives and Administrators	1,658,671	71.24%	12	18%
Other employees	227	0.01%	2	3%

The seventh clause of the articles of incorporation of Grupo Melo, S.A. provides that the shareholders Do not have preferential rights to undersign shares in proportion to the shares they poses, shares issued by virtue of an increase of capital, reason for which article 13 of Law 32 of February 26, 1927 concerning corporations is not applicable to the corporation. Preferential rights in front of the sale of shares executed by neither other shareholders nor any other type of options for the acquisition of shares of Grupo Melo, S.A. exists.

The seventh clause of the articles of incorporation of Grupo Melo, S.A. provides that the shareholders will have the right of issuing one vote per share of Grupo Melo, S.A. Shares with different voting rights as those contemplated therein do not exist.

Agreements that include the employees in the capital of Grupo Melo, S.A. nor over any other asset of the corporation exist.

IV. MAIN SHARES

GROUP OF SHARES	NUMBER OF SHARES	% OF THE NUMBER OF SHARES	NUMBER OF SHAREHOLDERS	% OF THE NUMBER OF SHAREHOLDERS
1 – 500	4,401	0.19%	30	44.78%
501 – 1000	4,206	0.18%	5	7.46%
1001 – 2000	17,379	0.75%	11	16.42%
2001 – 5000	26,377	1.13%	6	8.96%
5001 – 7500	6,050	0.26%	1	1.49%
7501 – 10000	0	0%	0	0%
10001 – 50000	281,068	12%	9	13.43%
50001 – 100000	218,370	9.38%	3	4.48%
100001 - 1,500,000	1,770,463	76%	2	2.99%
Totals	2,328,314	100%	67	100%

The corporation Tenmel, S.A. is the company that executes the control in Grupo Melo, S.A. The corporation Tenmel, S.A. controls 1,374,395 shares from a total of 2,328,314 issued and outstanding shares of Grupo Melo, S.A., which represents a 59.03% of the total issued and outstanding shares of the corporation.

Grupo Melo, S.A. is not of the ownership of any other natural or corporate person and no agreement exists that may alter the results of its shareholding control.

V. RELATED PARTIES AND AFFILIATIONS

Transactions with related parties do not exist in accordance to paragraph V of Agreement No.6 of May 19, 2000 of the National Securities Commission.

VI. FISCAL TREATMENT

Being Grupo Melo, S.A. a corporation exclusively dedicated to the holding shares, the only taxation to the state is executed in the concept of payment of TASA UNICA.

VII. CAPITALIZATION STRUCTURE

Participation shares and securities

TYPE AND CLASS OF SECURITY	AMOUNT OF ISSUED AND OUTSTANDING	STOCK VALUE	MARKET CAPITALIZATION
Common, Nominative and Without Par Value Shares	2,328,314	US$20.00	US$46,566,280.00

Grupo Melo, S.A. has not debt circulation.

Titles of debt

The subsidiary companies of Grupo Melo have the following debt titles:

COMPANY	DATE OF ISSUANCE	AMOUNT IN I CIRCULATION (US$)	TYPE OF SECURITY	EXPIRATION DATE
Altos de Vistamares, S.A.	15/10/1997	3,707,000	Corp. Bonds	Since October, 2000
Altos de Vistamares, S.A.	27/12/1999	3,000,000	Corp. Bonds	December 27, 2005
Emb..Y Conservas de Pollo	22/12/2000	9,500,000	Corp. Bonds	Since December 22, 2005
Sarasqueta y Cía, S.A.	15/12/1999	8,500,000	Corp. Bonds	Since December 15, 2003
Sarasqueta y Cía, S.A.	26/12/2001	5,000,000	Corp. Bonds	December 26, 2006
		29,707,000		

Description and Rights of Titles in Shareholding Capital

Authorized Capital	2,500,000 common shares
Issued and Outstanding Shares	2,328,314 shares
Completely Paid	2,328,314 shares
Not Completely Paid	0
Value of the Share	Without Par Value
Undersigned and Unpaid Shares	0

Annual variation in the number of issued and outstanding shares during the last five (5) years of Grupo Melo, S.A.:

31 - 12 - 2001	2,328,314
31 - 12 - 2000	2,328,314
31 - 12 - 1999	2,328,314
31 - 12 - 1998	2,328,314
31 - 12 - 1997	2,033,314

In the last five (5) years, not more than 10% of the capital, nor any other percentage whatsoever has been paid with assets that are not cash.

Point f of the eighth clause of the Articles of Incorporation of Grupo Melo, S.A. contemplates the accumulative voting right of he shareholders for the election of the Board of Directors.

Grupo Melo, S.A. has no other debt or capital titles whatsoever apart from the common shares described in this section.

Market Information

The debt issuance or securities have been authorized by the National commission of securities and are registered in the Stock Market of Panama and we immediately detail the Payment, registry and Transfer Agent for each issuance:

Company	Issuance Date	Amount	Payment, Registry and Transfer Agent
Altos de Vistamares, S.A.	15/10/97	US$3,707,000	Banco del Istmo, S.A.
Altos de Vistamares, S.A.	27/12/99	US$3,000,000	Banco del Istmo, S.A.
Sarasqueta y Cía, S.A.	15/12/99	US$8,500,000	Banco del Istmo, S.A.
Sarasqueta y Cía, S.A.	26/12/01	US$5,000,000	Banco del Istmo, S.A.
Emb.y Conservas de Pollo	22/12/00	US$9,500,000	Banco General, S.A.
		US$29,707,000	

Grupo Melo, S.A. has no agreements whatsoever with Stock Markets that creates markets to its securities.

II PART
FINANCIAL SUMMARY

A. Applicable presentation to issuers of commercial and industrial sector:

FINANCIAL SITUATION STATEMENT	YEAR FILING (2001)	COMPARISON TO PREVIOUS EXERCISE (1 YEAR)/2000	COMPARISON TO PREVIOUS EXERCISE (2 YEARS)/1999	COMPARISON TO PREVIOUS EXERCISE (3 YEARS)/1998
Total Sales or Income	111,675,287	126,185,430	130,433,964	126,321,207
Operational Margin	6.15%	8.04%	7.04%	7.44%
Administrative and General Expenses	45,137,456	49,183,484	48,915,715	44,941,138
Net Earning or Loss	925,219	1,550,889	3,686,420	4,196,247
Issued and outstanding shares	2,328,313	2,328,314	2,328,314	2,328,314
Earning or loss per Share	$0.397	$0.666	$1.583	$1.802
Depreciation and Amortization	5,872,076	5,729,454	4,717,472	3,521,091
Non recurring Earnings or Losses	0	0	0	0
GENERAL BALANCE	**YEAR FILING (2001)**	**COMPARISON TO PREVIOUS EXERCISE (1 YEAR)/2000**	**COMPARISON TO PREVIOUS EXERCISE (2 YEARS)/1999**	**COMPARISON TO PREVIOUS EXERCISE (3 YEARS)/1998**
Circulating Assets	47,583,493	53,114,514	53,778,622	54,104,447
Total Assets	121,720,201	123,040,227	116,405,160	104,648,940
Circulating Liability	44,304,173	49,641,264	48,390,483	50,114,415
long-term Debt	38,830,361	35,120,606	29,814,125	18,500,490
Preferred Shares	0	0	0	0
Paid Capital	20,892,437	20,125,956	19,933,422	19,933,422
Retained Earnings	17,833,683	18,293,376	18,407,125	16,239,291
Total Equity	38,585,667	38,278,357	38,200,552	36,034,035
FINANCIAL RATIOS				
Dividend/Share	$0.266	$0.633	$0.649	$0.544
Total debt/Equity	2.15	2.21	2.05	1.90
Working Capital	3,279,320	3,473,250	5,388,139	3,990,032
Current Ratio	1.07	1.07	1.11	1.08
Operative Income/ Financial Expenses	1.12	1.56	1.78	2.17



III PART
FINANCIAL STATEMENTS

We enclose the Annual Financial Statements audited by and Independent Chartered Accountant.

IV PART
RELEASE

The release means by means of which Grupo Melo, S.A. will release the Current Quarterly Report is the WebPages of Grupo Melo: www.grupomelo.com.pa as of April 2, 2001.

Legal Representative

Laury M. de Alfaro
Vice-president